

Mail Stop 3561

October 21, 2009

Mr. Brandon T. O'Brien
Chief Financial Officer
ZAGG, Incorporated
3855 South 500 W, Suite J
Salt Lake City, UT 84115

> **Re: ZAGG Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 13, 2009**
> **File No. 0-52211**

Dear Mr. O'Brien:

 We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

 Sincerely,

 Jennifer Thompson
 Accounting Branch Chief